U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON D.C. 20549


                                FORM 12b-25

                        NOTIFICATION OF LATE FILING



                                                 Sec. File Number: 0 - 18288


                                                 Cusip Number: 254560 10 5



(Check One):   [ X ] Form 10-K   { } Form 20-F   { } Form 11-K  { } Form 10-Q
               { } Form N-SAR


          For Period Ended: April 30, 1996
                            --------------

          { } Transition Report on Form 10-K
          { } Transition Report on Form 20-F
          { } Transition Report on Form 11-K
          { } Transition Report on Form 10-Q
          { } Transition Report on Form N-SAR

     For the Transition Period Ended: ....................

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identity the Item(s) to  which the notification relates.........................
             ...................................................................

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Part 1 - Registrant Information

          Full Name of Registrant: Direct Connect International Inc.

          Former Name if Applicable:


          ......................................................................

          Address of Principal Executive Office (Street and Number) 266 Harristown Road, Suite 108, Glen Rock, NJ 07452

          ......................................................................
                   City, State and Zip Code






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Part II - Rules 12b-25 (b) and (c)

                         (a)  The reasons described in reasonable detail in Part
                              III of this form could not be eliminated without
                              unreasonable effort or expenses.
      [x]                (b)  The subject annual report, semi-annual report,
                              transition report on Form10-K, Form 20-F, 11-K,
                              Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and
                         (c)  The accountant's statement or other exhibit
                              required by Rule 12-b-25(c) has been attached if applicable.

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Part III - Narrative

The Company's Annual Report on Form 10-K for the fiscal year ended April
30, 1996 (Form 10-K) could not be filed within the prescribed period because the Form 10-K has not been reviewed by management. Executives of the Company responsible for such review have been travelling on Company business and have not had the opportunity for such review. Accordingly, the Company will require additional time for management to discharge its responsibility with regard to reviewing the Form 10-K.

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Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.
               William B. Rodman, Corporate Secretary   (201) 445-2101

               .................................................................
                    (Name)                       (Area Code)  (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                             [X] Yes   [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [   ] No

The results of operations for the fiscal year ended April 30, 1996 will vary significantly from the corresponding period for the previous fiscal year because of the following transactions, as previously reported in the Company's Quarterly Report for the fiscal quarter ended January 31, 1996, which created net income for the fiscal year ended April 30, 1996:

     1.   Sale of shares of Glasgal common stock

     2. Sale of Zoo Borns and Tea Bunnies product lines and related management agreement.


                          Direct Connect International Inc.
          ......................................................................
                    (Name of Registrant as specified in charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


            Date: July 29, 1996              By: /s/ Peter Schneider
                  -------------                  -------------------
                                                 Peter Schneider-President